SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2017

Commission File Number: 001-37821

LINE Corporation
(Translation of registrant’s name into English)

1-6 Shinjuku 4-chome
Shinjuku-ku, Tokyo 150-8510, Japan
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F     X         Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):___

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LINE Corporation
(Registrant)

July 26, 2017	By: /s/ In Joon Hwang
(Signature)

Name: In Joon Hwang
Title: Director and Chief Financial Officer

LINE Corporation Establishes New Subsidiary by Company Split (Simplified Incorporation-Type Company Split)

TOKYO--(BUSINESS WIRE)--July 26, 2017--LINE Corporation (NYSE:LN) (TOKYO:3938) (Headquarters: Shinjuku-ku, Tokyo, Japan; Representative Director and CEO: Takeshi Idezawa; the “Company”) announced that the Company has decided at the board of directors meeting held today to establish a new subsidiary, LINE Friends Japan Corporation (the “New Company”), by a simplified incorporation-type company split (“the Split”) to succeed the Company’s LINE Friends Store business.

Since this is a simplified incorporation-type company split solely involving the Company, certain information is omitted from this announcement.

1. Purpose of the Company Split

As part of the LINE Group, the LINE Friends Store business has been operating LINE brand promotion and character marketing using the Company’s internally developed characters (the rabbit Cony, the bear Brown and other “LINE characters”), with the goal of further expanding LINE’s user platform.

To further streamline the operation structure of the LINE Friends Store business, the Company has decided to convert the business into a wholly owned subsidiary by means of a company split. The Company aims to improve the corporate value of the entire LINE Group by clarifying management responsibilities and promote faster decision making.

2. Summary of the Company Split

(1) Company Split Schedule

Date of approval of the incorporation-type company split plan: July 26, 2017

Date of the Company Split: September 1, 2017 (scheduled)

Note: The Split will be performed without the approval of the approval of the general shareholders’ meeting as it fulfills the requirements for a simplified split per Article 805 of the Companies Act.

(2) Method of the Company Split

The method of the contemplated company split is a simplified incorporation-type company split, with the Company as the company to be split and the New Company as the newly established company.

(3) Allotment of Shares Related to the Company Split

The New Company will issue 2,000 shares of common stock to the Company upon completion of the Split.

(4) Treatment of Stock Acquisition Rights and Bonds with Stock Acquisition Rights of the splitting company

There will be no changes to the treatment of stock acquisition rights issued by the Company upon the completion of the Split.

(5) Increase or decrease of share capital upon the Company Split

There will be no increase or decrease of share capital of the Company upon the completion of the Split.

(6) Rights and Obligations to be Succeeded to the New Company

The New Company will succeed to certain rights and obligations for assets, liabilities, and contractual commitments pertaining to the LINE Friends Store business.

(7) Expectation of the fulfillment of the Company's Obligations

The Company and New Company expect that there will be no issues as to the certainty of fulfilling their respective obligations upon the completion of the Split.

3. Outline of Companies Involved in the Company Split

	Splitting Company (as of June 30, 2017)	Formed and Successor Company (Planning to be established September 1, 2017)
(1) Name	LINE Corporation	LINE Friends Japan Corporation
(2) Location	4-1-6 Shinjuku, Shinjuku-ku Tokyo	4-1-6 Shinjuku, Shinjuku-ku Tokyo
(3) Name and title of representative	Takeshi Idezawa, Representative Director and CEO	Seong Hoon Kim, Representative Director and CEO
(4) Business	Development of LINE business and portal business via the LINE mobile messaging app	Manufacturing and sales of official goods using LINE characters, etc.
(5) Total capitalization	79,919 million yen	100 million yen (scheduled)
(6) Date of establishment	September 4, 2000	September 1, 2017 (scheduled)
(7) Total number of issued shares	219,407,000 shares	2,000 shares (scheduled)
(8) Fiscal year end	December 31	December 31
(9) Major shareholders and ownership percentage	NAVER Corporation: 79.76% Moxley & Co. LLC: 4.49% CBHK - Korea Securities Depository - Samsung: 0.96%	LINE Corporation: 100%
(10) Operating results and financial position of company subject to split for the latest fiscal year (consolidated) (Unless otherwise specified, the table is shown in units of million yen)	Fiscal year	December 2016
	Net assets attributable to owners of the parent	160,834
	Total assets	256,089
	Net assets per share (yen)	738.53
	Sales revenue	140,704
	Operating profit	19,897
	Profit before income taxes	17,990
	Profit for the year attributable to owners of the parent	6,763
	Basic profit per share (yen)	34.84

Note: Consolidated financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”).

(11) Outline of Business Division to be Split

(1)Business of Division to be Split

Manufacturing and sales of official goods using LINE Characters, etc.

(2) Operating Results of Business Division to be Split

Revenue for the year ended December 2016: 1,130,067 thousand yen

(3) Items and Book Values of Assets and Liabilities to be Split (As of June 30, 2017)

Asset		Liability
Item	Book value (thousand yen)	Item	Book value (thousand yen)
Current assets	1,275,882	Current liabilities	112,857
Fixed assets	211,928	Fixed liabilities	0
Total	1,487,810	Total	112,857

Note: Final figures for the assets/liabilities to be split will be determined by adjustment of increases and decreases accrued up to the effective date of the Split.

4. Status after the Company Split

There will be no changes to the Company’s name, location, name and title of representative, business, capital and fiscal year-end upon the completion of the Split.

5. Future Outlook

No impact on the Company's consolidated financial results for the fiscal year ending December 31, 2017 is anticipated as a result of the completion of the Split.

This is an English translation of the original Japanese-language document. Should there be any inconsistency between the translation and the original Japanese text, the latter shall prevail.

CONTACT:
LINE Global PR
Icho Saito, 03 4316 2104
dl_gpr@linecorp.co